Table of Contents

For the years ended December 31, 2014 and 2013, no unvested performance-based awards and 301,555 unvested performance-based awards, respectively, were excluded from diluted weighted-average common shares outstanding, as the awards had not achieved the specific levels of relative total shareholder return required for vesting at each period. As of December 31, 2012, there were no unvested performance-based awards outstanding.

9. Shareholders' Equity

Common Shares—The Trust is authorized to issue up to 400,000,000 common shares, $.01 par value per share. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Holders of the Trust's common shares are entitled to receive distributions when authorized by the Trust's board of trustees out of assets legally available for the payment of distributions.

On September 18, 2012, the Trust completed an underwritten public offering of 7,475,000 common shares at a price of $18.50 per share, including 975,000 shares sold pursuant to the underwriters' exercise of their option to purchase additional shares. After deducting underwriting fees and offering costs, the Trust generated net proceeds of $132.6 million.

On February 6, 2013, the Trust completed an underwritten public offering of 8,337,500 common shares at a price of $20.75 per share, including 1,087,500 shares sold pursuant to the underwriters' exercise of their option to purchase additional shares. After deducting underwriting fees and offering costs, the Trust generated net proceeds of $165.9 million.

On September 6, 2013, the Trust entered into sales agreements with two sales agents, pursuant to which the Trust may issue and sell up to $100.0 million in the aggregate of its common shares through a continuous at-the-market offering or other methods (the "ATM program"). For the period from September 6, 2013 through December 31, 2013, the Trust sold 1,012,058 common shares at an average price of $23.73 per share under the ATM program and generated net proceeds of $23.5 million after deducting sales commissions and offering costs. The Trust did not sell any common shares under the ATM program during the year ended December 31, 2014. As of December 31, 2014, $76.0 million of common shares remained available for issuance under the ATM program.

On September 9, 2014, the Trust completed an underwritten public offering of 4,830,000 common shares at a price of $29.88 per share, including 630,000 shares sold pursuant to the underwriter's exercise of their option to purchase additional shares. After deducting underwriting fees and offering costs, the Trust generated net proceeds of $143.9 million.

For the years ended December 31, 2014, 2013 and 2012, the Trust issued 491,564, 537,400 and 192,900 restricted common shares, respectively, to its trustees and employees. For the years ended December 31, 2014, 2013 and 2012, the Trust issued 2,662, 3,475 and 4,239 unrestricted common shares, respectively, to its trustees. For the years ended December 31, 2014, 2013 and 2012, the Trust repurchased 79,417, 76,358 and 44,250 common shares, respectively, from employees to satisfy the minimum statutory tax withholding requirements related to the vesting of their previously granted restricted common shares. As of December 31, 2014, the Trust had 54,818,064 common shares outstanding.

For the years ended December 31, 2014, 2013 and 2012, the Trust's board of trustees declared dividends per common share as follows:

	Year Ended December 31,		
	2014	**2013**	**2012**
First Quarter	$ 0.30	$ 0.24	$ 0.22
Second Quarter	0.30	0.24	0.22
Third Quarter	0.30	0.26	0.22
Fourth Quarter	0.30	0.26	0.22
	$ 1.20	$ 1.00	$ 0.88

Preferred Shares—The Trust is authorized to issue up to 100,000,000 preferred shares, $.01 par value per share. The Trust's board of trustees is required to set for each class or series of preferred shares the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption.

FN ⚡ ı P. 2/2

On July 17, 2012, the Trust completed an underwritten public offering of 5,000,000 shares of its 7.75% Series A Cumulative Redeemable Preferred Shares, including 600,000 shares sold pursuant to the underwriters' exercise of their over-allotment option. After deducting underwriting fees and offering costs, the Trust generated net proceeds of $120.6 million. As of December 31, 2014, the Trust had 5,000,000 shares of its 7.75% Series A Cumulative Redeemable Preferred Shares outstanding.

Holders of Series A Cumulative Redeemable Preferred Shares are entitled to receive, when and as authorized by the Trust's board of trustees, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of

F-17

January 14, 2015

Equity Research

WELLS FARGO SECURITIES

Lodging: 2015 Outlook--Downgrading To Market Weight

Ideas: Hilton, Marriott, DiamondRock, Chesapeake And Pebblebrook

Sector Rating: Lodging, Market Weight

Company Name	Rating	Price 01/13/15	FY FFO 2014E	FY FFO 2015E	FY P/FFO 2014	FY P/FFO 2015
Lodging						
Chesapeake Lodging Trust (CHSP)	1	$37.36	$2.00	$2.36	18.7x	15.8x
Choice Hotels International, Inc. (CHH)	2	58.29	2.03	2.22	28.7x	26.3x
DiamondRock Hospitality Company (DRH)	1	15.26	0.89	1.04	17.2x	14.7x
Hersha Hospitality Trust (HT)	2	6.95	0.49	0.56	14.2x	12.4x
Hilton Worldwide Holdings Inc. (HLT)	1 V	25.65	0.72	0.85	35.6x	30.2x
Hospitality Properties Trust (HPT)	2	32.05	3.25	3.48	9.9x	9.2x
Host Hotels & Resorts, Inc. (HST)	2	23.75	1.48	1.62	16.1x	14.7x
Hyatt Hotels Corporation (H)	2	57.75	1.01	1.13	57.2x	51.1x
LaQuinta Holdings, Inc. (LQ)	1 V	21.54	0.41	0.68	52.5x	31.7x
LaSalle Hotel Properties (LHO)	1	41.78	2.58	2.80	16.2x	14.9x
Marriott International, Inc. (MAR)	1	77.42	2.58	3.10	30.0x	25.0x
Pebblebrook Hotel Trust (PEB)	1	48.07	1.92	2.43	25.0x	19.8x
RLJ Lodging Trust (RLJ)	1	35.07	2.39	2.67	14.7x	13.1x
Ryman Hospitality Properties, Inc. (RHP)	2	54.50	3.86	4.42	14.1x	12.3x
Starwood Hotels & Resorts Worldwide, Inc. (HOT)	2	74.03	2.82	3.21	26.3x	23.1x
Strategic Hotels & Resorts (BEE)	2	13.59	0.66	0.80	20.6x	17.0x
Sunstone Hotel Investors, Inc. (SHO)	2	17.40	1.16	1.31	15.0x	13.3x

Source: Company data and Wells Fargo Securities, LLC estimates   1= Outperform, 2 = Market Perform, 3 = Underperform, V = Volatile, ♥ = Company is on the Priority Stock List   NA = Not Available, NC = No Change, NE = No Estimate, NM = Not Meaningful

- **Summary:** We are downgrading our sector rating on Lodging to Market Weight. Although we feel fundamentals are quite strong and hotel *property* values could continue to rise, we believe investors should become more selective on hotel *stocks* given that (1) sector outperformance is historically not long-lived and often ends prior to any cessation in fundamentals; (2) relative performance has been robust in the past two yrs, pushing valuations to peak levels (FTSE-Lodging REIT Index beat FTSE- REIT Index by over +2,100bps, S&P 500 Hotel Index beat S&P 500 by over +700bps); (3) heightened threat of global deflation stemming from economic deceleration in Asia and Europe; (4) increasing margin pressures – property taxes, wages, and health care; (5) moderately increasing construction against a slower demand outlook. As in 2014, we expect cash flows will continue to increase sharply owing to strong (but decelerating) core growth but we feel there is heightened risk this could be offset by multiple contraction in 2015.

- **Hotel Brands.** We feel companies with strong unit growth, above-average U.S. concentrations, and catalysts such as share repurchases or spinoffs are best positioned to outperform. Our best ideas are Hilton (HLT) and Marriott (MAR).

- **Hotel REITs.** We believe the best performers will be companies with net favorable geographic exposures (e.g., West Coast, Boston), ancillary benefit from recently completed redevelopment and the potential for consolidation. Our best ideas are DiamondRock (DRH), Chesapeake (CHSP) and Pebblebrook (PEB).

Please see page 8 for rating definitions, important disclosures and required analyst certifications
All estimates/forecasts are as of 01/14/15 unless otherwise stated.

Jeffrey J. Donnelly, CFA, Senior Analyst
(617) 603-4262
jeff.donnelly@wellsfargo.com
Dori Kesten, Associate Analyst
(617) 603-4233
dori.kesten@wellsfargo.com

Together we'll go far



Exhibit 8. Pricing Power Should Persist; RevPAR Growth Could Decelerate In 2015/16 vs. 2014



Occupancy Rate (%) vs. ADR Growth (% Change)
Top 25 U.S. Markets
1988A - 2016E

Source: Smith Travel Research (republication or reuse of this data with the express written consent of STR is strictly prohibited) and Wells Fargo Securities, LLC

Exhibit 9. Asset Prices Continue Surpassing Peaks In Many Markets



Hotel Transactions Price/Key T4Q 2000-2014

Source: Company documents, trade publications, Plasencia Group, CB Richard Ellis, opencomps.info

EN #3, 1/2

Daniel P. Donlan 212.409.2056 Chesapeake Lodging Trust (CHSP)

- **Establishing a $35 price target for CHSP**—We are establishing our price target for CHSP at $35, which assumes the stock should trade at 17.1x/15.4x/13.7x 2014E/2015E/2016E EV/EBITDA, 17.9x/15.1x/13.3x 2014E/2015E/2016E Adjusted FFO/sh, and an implied cap rate of 5.8%/6.2%/7.0% on NTM/2015E/2016E hotel-level NOI, which includes a 4.0% maintenance CapEx reserve.

- **Discounted valuation not warranted given CHSP's low relative leverage, potential for peer leading RevPAR and margin growth, and management's history as a willing seller**—At 13.4x/11.8x our 2015E/2016E adjusted FFO/sh estimate (see below in Table #2), CHSP trades at a 0.7% premium but a 2.3% discount to its full-service hotel REIT peers and a 24.6%/29.0% discount to the average REIT. At 14.1x/12.7x our 2015E/2016E EV/EBITDA, CHSP trades at a 0.7%/3.4% discount to its full-service hotel REIT peers and a 0.4% premium and 1.7% discount to the average hotel REIT ex HST. Given the REIT's low relative leverage, potential for peer leading RevPAR and margin growth, and management's history as a willing seller, we believe these discount are not justified, as the REIT can move higher as future earnings growth is realized.

Table #2: Valuation Comparison for CHSP vs. Full Service Hotel REIT Sector and REIT Industry

Ticker	Company	Share Price 21-Oct	Curr. Yield	Mkt Cap ($M)	Debt + Pref / Cap	Price / FFO 2015E	Price / FFO 2016E	EV / EBITDA 2015E	EV / EBITDA 2016E	FFO/sh Growth 2014E	FFO/sh Growth 2015E	FFO/sh Growth 2016E	reNAV Prem. (Disc.)	Lad. NTM Imp. Cap
AHT	Ashford Hosp.	$10.53	4.6%	$1,151	67.0%	8.8 x	7.9 x	11.5 x	11.0 x	NA	18.3%	11.2%	-9.3%	NA
AHP	Ashford Prime	$15.74	1.3%	$543	44.9%	11.0 x	9.8 x	12.0 x	11.1 x	NA	19.4%	12.4%	-20.5%	NA
FCH	FelCor	$9.83	0.8%	$1,228	61.9%	11.4 x	10.3 x	14.0 x	13.4 x	55.8%	46.0%	10.1%	NA	NA
DRH	DiamondRock	$13.56	3.0%	$2,654	23.1%	13.3 x	12.1 x	14.0 x	12.9 x	19.8%	17.4%	9.8%	3.7%	NA
HST	Host Hotels	$22.47	1.4%	$17,194	20.4%	13.8 x	12.8 x	14.2 x	13.3 x	14.3%	11.9%	7.9%	9.2%	NA
LHO	LaSalle Hotels*	$36.42	4.1%	$3,789	26.5%	13.0 x	11.5 x	14.3 x	12.9 x	10.6%	11.1%	13.2%	5.6%	6.1%
PEB	Pebblebrook*	$40.04	2.3%	$2,716	31.6%	15.3 x	12.8 x	16.2 x	14.5 x	36.4%	33.0%	19.1%	21.3%	5.5%
SOHO	Sotherly Hotels*	$7.84	3.3%	$103	67.2%	6.6 x	5.9 x	10.6 x	9.7 x	34.5%	5.3%	11.8%	-28.7%	9.6%
BEE	Strategic Hotels	$11.94	0.0%	$2,963	32.9%	14.7 x	12.9 x	15.8 x	14.2 x	60.9%	20.9%	13.8%	4.5%	NA
SHO	Sunstone Hotels	$14.58	1.4%	$2,908	26.2%	11.6 x	10.6 x	12.9 x	12.0 x	24.8%	11.5%	9.5%	1.6%	NA
*Full-Service Hotel REIT Wtd. Avg.^*			*1.9%*		*27.1%*	*13.3 x*	*12.1 x*	*14.2 x*	*13.2 x*	*22.7%*	*16.1%*	*10.4%*	*6.8%*	*5.9%*
*Hotel REITs Ex. HST Wtd. Avg.^*			*2.8%*		*32.3%*	*12.6 x*	*11.4 x*	*14.1 x*	*12.9 x*	*25.5%*	*18.9%*	*11.8%*	*4.2%*	*NA*
*All REITs Wtd. Avg.^*			*3.7%*		*34.4%*	*17.8 x*	*16.6 x*	*22.3 x*	*20.6 x*	*8.5%*	*8.5%*	*12.3%*	*4.6%*	*NA*
CHSP	**Chesapeake***	**$31.20**	**3.8%**	**$1,712**	**26.5%**	**13.4 x**	**11.8 x**	**14.1 x**	**12.7 x**	**17.0%**	**18.4%**	**13.8%**	**4.0%**	**6.3%**
Prem./(Disc.) to FS Hotel Avg.			*198*	*bps*	*(63)*	*0.7%*	*-2.3%*	*-0.7%*	*-3.4%*	*(569)*	*231*	*344*	*(281)*	*43*
Prem./(Disc.) to Hotel Avg. Ex. HST			*101*	*bps*	*(582)*	*6.4%*	*4.0%*	*0.4%*	*-1.7%*	*(845)*	*(57)*	*203*	*(24)*	*NA*
Prem./(Disc.) to REITs Avg.			*19*	*bps*	*(788)*	*-24.6%*	*-29.0%*	*-36.5%*	*-38.5%*	*847*	*988*	*151*	*(64)*	*NA*

Source: Publicly available documents, SNL Financial, and Ladenburg Thalmann estimates (for covered companies).
*Indicates the company is part of Ladenburg's Thalmann's coverage universe.
^Weighted average based on the companies' equity market capitalizations.
Note #1: The multiples of non-covered companies are based on FactSet mean estimates for FFO and SNL mean estimates for EBITDA. Note #2: Full-service hotel REITs are denoted by any hotel REIT that derives the vast majority of EBITDA from full-service hotels. Note #3: REITs weighted average includes all U.S. listed equity REITs per the SNL Equity REIT index. Mention of specific companies not covered by Ladenburg Thalmann & Co Inc. is not a recommendation to buy, hold or sell the securities mentioned.

EN #3, 2/2

Exhibit 12. Peer Valuation Table

	Stock Price 01/13/15	Current Market Cap ($MMs)	Current EV ($MMs)	2015E EBITDA/ Room	2015E EV/Room	Enterprise Value / EBITDA 2011A	2012A	2013A	2014E	2015E	P/FFO 2011A	2012A	2013A	2014E	2015E
Host Hotels & Resorts	$ 23.75	18,174	22,217	24,797	$ 356,027	15.5x	14.2x	14.7x	15.6x	14.4x	16.8x	14.3x	14.9x	16.1x	14.6x
Hospitality Properties Trust	$ 32.05	4,800	7,819	-	-	9.1x	10.6x	11.7x	11.9x	11.2x	7.0x	7.7x	9.1x	9.9x	9.2x
Sunstone Hotel Investors	$ 17.40	3,574	4,790	25,026	$ 345,441	11.2x	13.3x	15.4x	15.6x	13.8x	9.4x	10.6x	14.4x	15.0x	13.3x
LaSalle Hotel Properties	$ 41.78	4,363	5,682	32,783	$ 493,073	15.3x	13.9x	15.5x	15.9x	15.0x	15.4x	12.2x	13.4x	16.2x	14.9x
Strategic Hotels & Resorts	$ 13.59	3,393	4,684	38,702	$ 627,227	14.3x	15.3x	15.5x	19.4x	16.2x	-	-	-	-	16.6x
DiamondRock Hospitality	$ 15.26	2,996	3,904	24,857	$ 361,397	16.0x	14.1x	15.9x	17.0x	14.5x	15.5x	11.6x	16.3x	17.2x	14.7x
Hersha Hospitality	$ 6.95	1,443	2,563	23,933	$ 341,874	13.4x	13.8x	14.9x	15.8x	14.3x	12.8x	13.0x	13.5x	14.3x	12.4x
Pebblebrook Hotel Trust	$ 48.07	3,170	4,146	31,476	$ 599,452	22.5x	20.3x	20.3x	24.7x	19.0x	19.2x	19.7x	21.0x	25.1x	19.8x
Chesapeake Lodging Trust	$ 37.36	2,018	2,511	27,458	$ 444,784	21.5x	16.0x	15.0x	19.2x	16.2x	13.9x	13.0x	14.2x	18.6x	16.1x
RLJ Lodging Trust	$ 35.07	4,674	5,890	17,573	$ 246,223	11.7x	12.3x	12.9x	16.1x	14.0x	12.6x	11.1x	11.8x	14.7x	13.1x
Ryman Hospitality Properties	$ 54.50	2,811	4,026	37,492	$ 406,393	10.4x	13.8x	14.0x	14.2x	13.1x	-	-	11.2x	14.1x	12.3x
FelCor Lodging Trust *	$ 10.66	1,331	3,352	16,515	$ 216,560	12.0x	13.0x	15.5x	14.4x	13.1x	21.8x	20.3x	20.9x	17.2x	12.5x
Ashford Hospitality Trust *	$ 10.39	1,152	3,782	15,374	$ 162,801	14.1x	12.4x	10.6x	11.1x	10.6x	4 3x	7.1x	6.7x	10.5x	8.6x
Ashford Hospitality Prime *	$ 17.58	607	1,115	27,291	$ 338,770	-	-	-	-	-	-	-	18.0x	14.0x	11.9x
Extended Stay America *	$ 20.56	4,205	6,935	7,940	$ 90,256	-	-	-	12.6x	11.4x	-	-	-	-	20.2x
Chatham Lodging Trust *	$ 30.76	852	437	23,884	$ 274,085	19.3x	13.3x	17.5x	16.5x	11.5x	12.1x	11.8x	13.7x	15.8x	12.5x
Summit Hotel Properties *	$ 12.76	1,096	686	12,607	$ 162,912	19.4x	19.0x	14.2x	15.0x	12.9x	13.3x	11.6x	11.1x	13.7x	11.8x
Lodging REITs		60,659	83,853	24,232	341,705	15.0x	14.4x	14.9x	15.9x	13.8x	13.4x	12.6x	14.0x	15.5x	13.8x

	Stock Price 01/13/15	Current Market Cap ($MMs)	Current EV ($MMs)	2015E EBITDA/ Room	2015E EV/Room	Enterprise Value / EBITDA 2011A	2012A	2013A	2014E	2015E	P/E 2011A	2012A	2013A	2014E	2015E
Marriott International	$ 77.42	22,870	26,248	-	-	11.3x	12.2x	13.8x	17.1x	14.9x	21.9x	21.7x	24.7x	30.0x	25.0x
Starwood Hotels & Resorts	$ 74.03	13,731	15,595	-	-	12.4x	12.7x	15.1x	13.5x	12.8x	24.9x	27.0x	30.3x	26.6x	23.0x
Hilton Worldwide Holdings	$ 25.65	25,265	37,014	-	-	-	-	15.0x	14.3x	12.9x	-	-	-	35.7x	30.1x
Hyatt Hotels Corporation	$ 57.75	8,888	10,595	-	-	13.0x	11.7x	13.8x	12.7x	12.3x	-	-	-	-	51.0x
La Quinta Holdings	$ 21.54	2,732	4,639	-	-	-	-	-	12.2x	10.8x	-	-	-	-	31.6x
Choice Hotels International	$ 58.29	3,425	3,967	-	-	12.9x	13.2x	17.2x	18.1x	16.2x	19.8x	15.9x	25.7x	28.7x	26.3x
Wyndham Worldwide *	$ 85.03	10,714	13,384	-	-	7.8x	8.7x	10.6x	11.0x	10.1x	15.2x	16.2x	19.2x	19.0x	17.4x
InterContinental Hotels Group*	$ 39.66	9,483	10,396	-	-	7.9x	12.2x	12.6x	14.9x	13.8x	9.7x	13.8x	22.1x	25.3x	22.0x
Belmond*	$ 11.71	1,217	1,677	-	-	11.2x	18.4x	17.4x	15.2x	13.5x	-	-	-	-	-
Lodging C-Corps		98,324	123,514	-	-	10.9x	12.7x	14.4x	14.3x	13.0x	18.3x	18.9x	24.4x	27.5x	25.1x

* = Not under coverage, First Call consensus estimates are used
Note: Multiples are provided as straight averages
Source: Company documents, First Call, FactSet, and Wells Fargo Securities, LLC estimates

JJ Fueser

From:
Sent:
To:
Cc:
Subject:

From: ~~(redacted)~~
Sent: Monday, December 01, 2014 10:41 AM
To: ~~(redacted)~~
Cc: ~~(redacted)~~
Subject: Blackstone hunts for Reits it can take private - FT.com

http://www.ft.com/intl/cms/s/0/debbb81a-7974-11e4-9e81-00144feabdc0.html?siteedition=intl#axzz3KemSONfw

Blackstone hunts for Reits it can take private


©Bloomberg

Blackstone is looking for publicly listed real estate investment trusts to take private when it starts investing its latest property fund, one of the private equity group's senior executives has told investors.

Jon Gray, head of Blackstone's property arm, told a conference at the Waldorf Astoria hotel in New York in November that it saw the sector as being relatively attractive as the US listed Reit index is still 15 per cent below its 2007 peak.

Real estate was particularly vulnerable to stock market investors' periodic fears of rising interest rates, he added, noting that US Reits dropped 18 per cent in value when the "taper tantrum" hit last spring and summer.

Blackstone is unlikely to embark on a series of hostile takeovers, however. Reits tend to be closely held and their charters make it tough for any outside shareholder to amass a stake larger than 10 per cent without management support, analysts observed. KKR recently tried to take private one Reit but was rebuffed, people familiar with the matter say.

Like other property investments, Reits are also not widely seen as being undervalued, as the combination of central banks' easy money policies and the arrival of new competitors including sovereign wealth funds and pension funds has forced up valuations in real estate markets. Most Reits now trade at a slight premium to net asset value, the analysts said.

The rise in valuations across the sector has forced Blackstone, which has $80bn of assets under management in its real estate unit, to consider a return to its pre-crisis investment pattern.

At that time, there were numerous such take-privates – most of them led by Blackstone – in part because purchasers thought the market valued Reits too cheaply and in part because it was possible to finance those purchases with large sums of borrowed money. Today, rates are lower but loans almost equal to the total value of the target are no longer available.

In 2007, for example, just as the property market was beginning to slide, Mr Gray and his team bought Equity Office Properties, a listed Reit, in a $39bn transaction from which Blackstone has so far made more than double the money it invested. Blackstone has meanwhile made almost three times its money on its investment in Hilton Hotels, without counting the sale of the Waldorf Astoria, according to confidential material given to its investors at the November conference.

Mr Gray is responsible for $80bn of assets under management, making Blackstone's real estate unit the biggest part of the alternative investment company. Its latest fund, Blackstone Real Estate Partners VII, which was raised in 2011 has an internal rate of return of 27 per cent.

CN #5 doc 1/2

Hotel REIT buy-outs and the hotel cycle

Institutional investors understand that the hotel industry is cyclical, and that hotel REIT stocks are volatile. Publicly traded REITs rely on the issuance of public stock to raise funds to acquire assets, and there is a limited time in the hotel cycle – when the cycle is expanding – during which they can effectively sell stock to grow. When RevPAR and stock prices are declining, REITs are hard-pressed to raise capital.

Most hotel REITs rely on institutional investors to buy stock in offerings. Xenia is not issuing common stock with its listing, raising questions about stability in Xenia's future stock price.

An important feature of the hotel REIT cycle is the buyout phenomenon: roughly half of hotel REITs were taken private in the last two years of the last hotel up-cycle. Moreover, REITs that issued stock around the peak of the last cycle and did not "go private" before 2008 lost up to 90% of their stock value from October 2007 to mid-December 2009. (See chart on next page.) Seven years later, many are still trading below their 10-year peaks.

Many hotel REITs were taken private in the 3-year period from 2005-2007.

Hotel Company	Year	Acquirer	REIT?	Premium to Share Price before Announcement
Hilton Hotels	2007	Blackstone		40%
CNL Hotels & Resorts	2007	Ashford, Morgan Stanley	Y	N/A
Eagle Hospitality	2007	Apollo	Y	+42%
Highland Hospitality	2007	JER	Y	+15%
CHIP REIT	2007	BCIMC	Y	+34%
Equity Inns Inc	2007	Morgan Stanley	Y	+19%
Innkeepers USA	2007	Apollo	Y	+7.9%
Legacy REIT	2007	Caisse de Depot/Westmont	Y	+20%
Fairmont Hotels	2007	Colony Capital and Kingdom Hotels		+28%
MeriStar	2006	Blackstone	Y	+20%

Hotel Company	Year	Acquirer	REIT?	Premium to Share Price before Announcement
Boykin	2006	Caisse de Depot/Westmont	Y	+20%
La Quinta	2006	Blackstone		+37%
Wyndham	2005	Blackstone		+15%
Prime Hospitality	2004	Blackstone		+42%
Boca Resorts	2004	Blackstone		+28%
Source: Press coverage of transactions				

A mid-2007 story in the Wall Street Journal juxtaposes hotel company buy-outs with corporate governance moves to protect incumbent management.

> Analysts say more acquisitions are in the pipeline. "I think virtually every public hotel company, REIT [or otherwise] is for sale right now," says Will Marks, an analyst with JMP Securities in San Francisco, who says by the end of the year, the number of public hotel companies could be cut in half to fewer than 10. ... Equity Inns Inc. has been the focus of the most chatter among analysts and investors about who will be taken out next. The Germantown, Tenn., hotel REIT changed its bylaws to favor management in a potential buyout several months ago."[v]

What happens to hotel REITs that don't get acquired?

Institutional shareholders react harshly to declines in RevPAR and EBITDA, and hotel REIT stocks fall precipitously. Between October 2007 and mid-December 2009, the hotel REITs that remained lost up to 90% of their share value, as full service RevPAR fell approximately 17% nationwide.



Source: Google Finance accessed 1/29/15

FTSE NAREIT US Real Estate Index Series
FTSE NAREIT Equity Lodging/Resorts Index
December 1993 - January 2015

Date	Total		Price		Income	Dividend
	Return (%)	Index	Return (%)	Index	Return (%)	Yield (%)
Jan-07	5.49	311.28	5.24	143.54	0.25	4.14
Feb-07	-0.62	309.36	-0.63	142.63	0.02	4.20
Mar-07	2.76	317.90	1.99	145.47	0.77	4.25
Apr-07	-0.85	315.20	-1.14	143.81	0.29	4.41
May-07	1.90	321.20	1.88	146.52	0.02	4.33
Jun-07	-5.41	303.82	-6.10	137.58	0.69	4.62
Jul-07	-8.71	277.37	-9.00	125.20	0.29	5.11
Aug-07	4.35	289.44	4.33	130.62	0.02	4.90
Sep-07	0.11	289.76	-0.73	129.67	0.84	4.93
Oct-07	1.28	293.47	0.89	130.83	0.39	4.94
Nov-07	-12.82	255.84	-12.85	114.02	0.03	5.66
Dec-07	-10.46	229.07	-11.45	100.96	0.99	6.54
Jan-08	-4.09	219.69	-4.55	96.37	0.45	6.85
Feb-08	-0.79	217.96	-0.82	95.58	0.03	6.91
Mar-08	-2.04	213.51	-3.15	92.57	1.11	7.16
Apr-08	5.95	226.22	5.39	97.56	0.56	6.79
May-08	1.00	228.48	0.96	98.50	0.04	6.73
Jun-08	-20.55	181.53	-21.58	77.24	1.03	8.57
Jul-08	-8.95	165.28	-9.62	69.81	0.67	9.49
Aug-08	8.48	179.30	8.42	75.69	0.06	8.75
Sep-08	-6.40	167.83	-7.82	69.77	1.42	9.49
Oct-08	-33.43	111.72	-34.18	45.92	0.75	13.35
Nov-08	-25.31	83.44	-25.35	34.28	0.04	17.64
Dec-08	10.73	92.39	9.80	37.64	0.92	10.72
Jan-09	-22.15	71.93	-23.06	28.96	0.92	13.94
Feb-09	-28.04	51.76	-28.04	20.84	0.00	19.51
Mar-09	10.30	57.09	10.08	22.94	0.22	9.45
Apr-09	67.52	95.64	67.52	38.43	0.00	1.55
May-09	17.74	112.61	17.75	45.25	0.00	1.47
Jun-09	-11.50	99.66	-11.51	40.04	0.01	1.37
Jul-09	12.44	112.06	12.44	45.02	0.00	1.19
Aug-09	11.27	124.69	11.26	50.09	0.01	1.07
Sep-09	16.36	145.09	16.33	58.27	0.03	0.91
Oct-09	-10.81	129.41	-10.81	51.97	0.00	0.11
Nov-09	5.54	136.58	5.41	54.78	0.13	0.23
Dec-09	13.10	154.47	13.05	61.93	0.05	0.23
Jan-10	-5.74	145.61	-6.09	58.16	0.35	1.94
Feb-10	6.24	154.70	6.24	61.79	0.00	1.83
Mar-10	21.85	188.50	21.78	75.25	0.07	1.52
Apr-10	13.19	213.36	12.86	84.93	0.32	1.37
May-10	-13.81	183.89	-13.81	73.20	0.00	1.56
Jun-10	-6.96	171.09	-7.02	68.06	0.06	1.61
Jul-10	7.00	183.06	6.67	72.60	0.33	1.51
Aug-10	-9.46	165.74	-9.46	65.73	0.00	1.67
Sep-10	11.02	184.00	10.89	72.89	0.12	1.67
Oct-10	9.58	201.62	9.27	79.65	0.30	1.55
Nov-10	0.59	202.81	0.59	80.12	0.00	1.52
Dec-10	8.74	220.53	8.61	87.02	0.13	1.41
Jan-11	3.57	228.40	3.32	89.91	0.25	1.34
Feb-11	-0.07	228.23	-0.08	89.84	0.00	1.35
Mar-11	-3.89	219.35	-4.12	86.14	0.23	1.62
Apr-11	3.09	226.13	2.86	88.60	0.24	1.57
May-11	-0.54	224.91	-0.54	88.12	0.00	1.57
Jun-11	-4.32	215.19	-4.62	84.05	0.30	1.88
Jul-11	-4.30	205.93	-4.51	80.26	0.21	1.96
Aug-11	-23.50	157.53	-23.51	61.39	0.01	2.58
Sep-11	-7.20	146.18	-7.64	56.70	0.43	3.05
Oct-11	26.02	184.21	25.68	71.26	0.34	2.43
Nov-11	-2.43	179.73	-2.44	69.52	0.01	2.50

Price drop from 8/07

-0.7%
0.2%
-12.7%
-22.7%
-26.2%
-26.8%
-29.1%
-25.3%
-24.6%
-40.9%
-46.6%
-42.1%

Dec-11	5.14	188.97	4.67	72.77	0.47	2.59
Jan-12	10.87	209.51	10.65	80.52	0.22	2.34
Feb-12	-2.65	203.96	-2.66	78.38	0.01	2.42
Mar-12	5.15	214.47	4.71	82.07	0.45	2.54
Apr-12	3.02	220.94	2.80	84.37	0.21	2.47
May-12	-7.73	203.86	-7.79	77.80	0.06	2.70
Jun-12	4.54	213.12	4.07	80.97	0.47	2.77
Jul-12	-5.88	200.59	-6.09	76.04	0.21	2.96
Aug-12	2.98	206.57	2.97	78.30	0.01	2.87
Sep-12	2.95	212.67	2.43	80.20	0.53	2.90
Oct-12	-8.13	195.38	-8.33	73.52	0.20	3.22
Nov-12	2.03	199.34	2.01	75.00	0.01	3.16
Dec-12	6.68	212.65	6.08	79.56	0.60	3.14
Jan-13	7.39	228.37	7.19	85.28	0.20	2.95
Feb-13	-0.30	227.68	-0.33	85.00	0.03	2.94
Mar-13	6.21	241.81	5.59	89.75	0.62	2.87
Apr-13	3.34	249.88	3.14	92.57	0.20	2.79
May-13	-2.50	243.62	-2.52	90.23	0.02	2.86
Jun-13	-3.53	235.02	-4.13	86.50	0.60	3.14
Jul-13	5.56	248.08	5.37	91.15	0.19	2.98
Aug-13	-4.98	235.73	-5.00	86.59	0.02	3.14
Sep-13	5.91	249.66	5.24	91.12	0.67	3.26
Oct-13	5.27	262.81	5.08	95.75	0.19	3.12
Nov-13	-0.36	261.86	-0.39	95.38	0.03	3.11
Dec-13	3.29	270.46	2.66	97.92	0.63	3.22
Jan-14	-2.57	263.50	-2.76	95.21	0.18	3.32
Feb-14	5.82	278.83	5.79	100.73	0.03	3.13
Mar-14	2.64	286.19	1.99	102.73	0.65	3.30
Apr-14	4.39	298.77	4.21	107.05	0.19	3.19
May-14	2.51	306.26	2.48	109.71	0.03	3.11
Jun-14	3.55	317.14	2.93	112.92	0.62	3.14
Jul-14	-2.20	310.18	-2.35	110.27	0.15	3.21
Aug-14	4.65	324.62	4.63	115.37	0.03	3.07
Sep-14	-5.14	307.95	-5.83	108.65	0.69	3.69
Oct-14	11.06	342.01	10.89	120.47	0.18	3.33
Nov-14	1.75	347.99	1.73	122.56	0.02	3.27
Dec-14	2.98	358.36	2.36	125.45	0.62	3.19
Jan-15	-0.19	357.67	-0.34	125.03	0.15	3.23

Section 9. <u>Plural</u>. As contained in these Bylaws, references to the singular shall include the singular and the plural.

Section 10. <u>Electronic Transmission</u>. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE VII
Indemnification

Section 1. <u>Indemnification and Advance of Expenses</u>. To the maximum extent permitted by, and in the manner permissible under, Maryland law in effect from time to time, the Trust shall indemnify and pay and advance expenses for the benefit of any present or former Trustee or officer (including any individual who, at the request of the Trust, serves or has served as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise) against any claim or liability to which he or she may become subject by reason of service in such capacity. The Trust may, with the approval of the Board, provide such indemnification or payment or reimbursement of expenses to any Trustee, officer or shareholder or any former Trustee, officer or shareholder who served a predecessor of the Trust and to any employee or agent of the Trust or a predecessor of the Trust and, with respect to persons other than Trustees and officers, may provide indemnification to such further extent as shall be permitted by applicable law.

Neither the amendment nor repeal of this Article, or the adoption or amendment of any other provision of the Declaration or these Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article with respect to any act or omission that occurred prior to the effective date of such amendment, repeal or adoption.

Any indemnification or payment or reimbursement of the expenses permitted by these Bylaws shall be furnished in accordance with the procedures provided for indemnification or payment or reimbursement of expenses, as the case may be, under Section 2-418 of the MGCL for directors of Maryland corporations and under any resolution of the Board or indemnification contract that the Trust shall approve or adopt. The Trust may provide to Trustees, officers, employees, agents and shareholders of such other and further indemnification or payment or reimbursement of expenses, as the case may be, to the fullest extent permitted by the MGCL, as in effect from time to time, for directors of Maryland corporations, and, with respect to persons other than Trustees or officers, to such further extent as shall be permitted by applicable law.

Section 2. <u>Non-Exclusive Rights</u>. The indemnification and advancement of expenses provided in this Article VII shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, agreement, resolution of the Board, or other vote of shareholders or disinterested Trustees, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such Trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 3. Insurance. The Trust may purchase and maintain insurance on behalf of any person who is or was a Trustee, officer, employee, or agent of the Trust, any predecessor of the Trust or any subsidiary of the Trust, any predecessor of the Trust or any subsidiary of the Trust, or is or was serving at the request of the Trust as a director, officer, employee, or agent of Another Enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Trust would have the power to indemnify such person against such liability under the provisions of this Article VII or otherwise.

Section 4. Severability. If any provision or provisions of this Article VII shall be held to be invalid, illegal, or unenforceable for any reason whatsoever: (1) the validity, legality, and enforceability of the remaining provisions of this Article VII (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VII (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VIII
Amendment

The Board shall have the exclusive power to adopt, alter, amend or repeal any provision of these Bylaws and to make new Bylaws.

EN #7, 8, 9, 10

CHSP 2014 DEF14A

Table of Contents

Potential Payments to Executive Officers Upon Termination

The following table indicates the cash amounts, accelerated vesting and other payments and benefits that the named executive officers would be entitled to receive upon termination under various circumstances pursuant to the terms of the Equity Plan, the restricted share agreements made under the Equity Plan and their respective employment agreements. The table assumes that termination of the named executive officer from the Trust under the scenario shown occurred on December 31, 2013.

	Cash Severance Payment	Life/Health Insurance Benefits(4)	Acceleration of Equity Awards(5)	Total Termination Benefits
James L. Francis(1)				
Involuntary termination without cause(2)	$3,514,691	$ 35,506	$7,900,040	$11,450,237
Voluntary termination or involuntary termination with cause	—	—	—	—
Involuntary or good reason termination in connection with change in control(2)	$5,272,037	$ 53,259	$7,900,040	$13,225,336
Death or disability(3)	—	—	$7,900,040	$ 7,900,040
Douglas W. Vicari(1)(6)				
Involuntary termination without cause(2)	$2,053,774	$ 192	$3,055,437	$ 5,109,403
Voluntary termination or involuntary termination with cause	—	—	—	—
Involuntary or good reason termination in connection with change in control(2)	$3,080,661	$ 288	$3,055,437	$ 6,136,386
Death or disability(3)	—	—	$3,055,437	$ 3,055,437
D. Rick Adams(1)				
Involuntary termination without cause(2)	$ 709,413	$ 17,753	$3,055,437	$ 3,782,603
Voluntary termination or involuntary termination with cause	—	—	—	—
Involuntary or good reason termination in connection with change in control(2)	$1,418,827	$ 35,506	$3,055,437	$ 4,509,770
Death or disability(3)	—	—	$3,055,437	$ 3,055,437
Graham J. Wootten(1)				
Involuntary termination without cause(2)	$ 418,323	$ 6,238	$1,159,420	$ 1,583,981
Voluntary termination or involuntary termination with cause	—	—	—	—
Involuntary or good reason termination in connection with change in control(2)	$ 836,646	$ 12,477	$1,159,420	$ 2,008,543
Death or disability(3)	—	—	$1,159,420	$ 1,159,420

(1) The amounts shown in this table do not include accrued salary, earned but unpaid bonuses or reimbursement of reasonable business expenses. Those amounts are payable to the executive officer upon any termination of his employment, including an involuntary termination with cause and a resignation without good reason.

(2) Amounts in this row are calculated in accordance with provisions of the applicable employment agreement as described more fully under "– Employment Agreements."

– 30 – wages + benefits $10,71 million

vs $6,76 mil.

EN #8, [redacted]

On Leadership

Dismantling CEOs' golden parachutes

By Jena McGregor March 26, 2014

It's nice work if you can get it.

Robert Marcus, who's been the CEO of Time Warner Cable since only Jan. 1 of this year, stands to receive nearly $80 million if the company's purchase by Comcast closes and he leaves his job, according to a regulatory filing issued last week. If Marcus ultimately receives the payout, it would be among the largest "golden parachute" benefits awarded since 2011, according to an analysis by executive compensation research firm Equilar.

It's been several years since the financial crisis ignited public outrage over CEO compensation and the SEC adopted rules from the Dodd-Frank Wall Street Reform and Consumer Protection Act that grant investors the right to vote on executive pay. But such eye-popping numbers beg the question, how much have CEO safety nets actually changed?

The short answer is: some, but not enough to fundamentally let the air out of those parachutes.

Yes, boards are under increasing pressure not to cushion CEOs' landings too much. New regulations, shareholder activism and greater public scrutiny are constraining what executives are in line to obtain. One recent study by the

professional services firm Alvarez & Marsal found that among the largest 200 U.S. public companies, the value of golden parachute benefits have remained basically flat, going from $30.2 million in 2011 to $29.9 million in 2013, despite a booming stock market.

But until corporations change how they treat the piles of stock options and restricted shares that executives typically become eligible to receive — for instance, $56.5 million of Marcus's potential $80 million payday would be in equity form — lucrative golden parachutes are likely to remain fairly common.

"Unless you attack the biggest piece of it," says Paul Hodgson, an expert on executive compensation with governance research firm BHJ Partners, "you're not really going to change anything." (A Comcast spokesman referred inquiries to Time Warner Cable, which declined to comment regarding Marcus.)

"Golden parachute" has become a generic term used to describe any big termination payment made to an executive, including severance paid after poor performance. But they first proliferated during the hostile takeover era of the 1980s and are most associated with what's known as a change-in-control agreement, or a payout given to executives due to an acquisition. Such benefits were originally designed as a way to get CEOs to evaluate potential mergers that might be good for shareholders without worrying about losing their jobs, or the cushy paychecks that went with them.

But as stock grants ballooned in the 1990s and 2000s, the size of these first-class escape hatches grew enormously — often far beyond what many would consider necessary to objectively assess potential deals.

"Somewhere that got distorted," says Carol Bowie, head of research, Americas, for proxy adviser ISS. That was especially the case as the world of mergers and acquisitions moved beyond the hostile takeover period and into an era of more friendly, strategic mergers. "There was a fear that these were becoming windfalls, in fact, for executives."

While Marcus's potential payment is hefty, particularly given the short amount of time he's held the job, past golden parachutes have still dwarfed what he could receive. After Procter & Gamble bought Gillette in 2005, Gillette CEO James Kilts received $164.5 million in severance and benefits. John Kanas, meanwhile, was said to have gotten $214.3 million after selling North Fork Bank to Capital One in 2006, according to a 2012 analysis by governance firm GMI Ratings.

Some current CEOs could earn giant sums should their companies be acquired in the future. For instance, David Simon, the CEO of mall developer Simon Property Group, could potentially receive $245 million should his company change hands, according to the company's proxy statement from last year. Meanwhile, the change in control payment for Discovery Communications CEO David Zaslav, should that company be acquired and Zaslav lose his job, could reach $232 million. (Representatives for Simon Property Group and Discovery Communications declined to comment.)

Thanks to the Dodd-Frank law, shareholders now have an opportunity to vote down lofty safety nets in advance of an actual merger. But it's rare for a majority of investors to vote against these payouts, ISS's Bowie says. And even if they do, those "advisory" votes are non-binding, meaning companies don't have to follow through on shareholders' recommendations.

Still, it does sometimes happen. An analysis by Equilar for the Washington Post turned up a $79.3 million golden parachute that former Cooper Industries CEO Kirk Hachigian, now CEO of Jeld-Wen, was in line to receive as a result of his company's acquisition by Eaton Corp. in 2012. Cooper's shareholders apparently weren't big fans of the compensation — 59 percent of the company's investors voted against the payment, according to a filing.

An Eaton spokesman said in e-mails that the advisory votes "have no binding effect" and that Cooper Industries "was obligated to make the payments based on contracts and arrangements" that predated the merger. Calls to Jeld-Wen to reach Mr. Hachigian for comment were not immediately returned.

Still, several recent studies show that shareholder pressure against golden parachutes is indeed having some impact. For one, companies that give executives extra money to cover excise taxes they might be hit with from their golden parachutes (known as a tax "gross-up") are becoming an endangered species. Executive pay consultants Pearl Meyer & Partners recently found that among the 50 largest public companies in the Fortune 500, the prevalence of tax gross-ups has fallen from 41 percent in 2006 to just 14 percent at the end of 2012.

More companies are also adding stipulations to the stock portion of change-in-control payments. Until recently, most were known as "single trigger" equity plans, meaning the acquisition alone — even if the executive kept his or her job — would automatically make the executive eligible to cash out his or her shares.

"Any change in control would have scheduled a termination payment, which is just the most insane thing you've ever heard," says Hodgson. The Alvarez & Marsal study found that 63 percent of companies in 2013 now have at least one equity plan that requires both the deal to close and that executives actually lose their jobs, what's known as a "double trigger," compared with just 28 percent in 2009. A new Equilar study also found the number of "double trigger" provisions on the rise.

Finally, the cash portion of many severance packages — which is typically two to three times an executive's average combined salary and bonus — appears to be declining, too. Fewer boards are choosing multiples of three or more when setting these rewards. "From an optics perspective, companies have reconsidered whether they need to offer" such big multiples, says Dan Wetzel, an executive pay consultant with Pearl Meyer. "Some have really pulled back from that."

Still, while these changes may help rein in golden parachutes, Hodgson says that until companies change how they deal with stock grants, lucrative payouts won't go away. "They're supposed to reward long-term performance," he says of executive stock options and restricted shares, which have long been described as incentive plans designed to retain executives and keep them focused on the long haul. "But if you're leaving the company, you're not contributing to the long term nor are you retained. They serve no purpose anymore. So why are we paying them?"

Hodgson acknowledges that doing away with them entirely is likely too radical for the industry. But with cash payouts equal to two or three years worth of salary and bonus (a benefit that easily climbs into several million dollars for many CEOs), he says it's worth asking why executives need all of their long-term equity payout, too. "If you've really just done such a fantastic deal for shareholders," he says, "you're going to be moving up the list of hot CEOs. It's not going to take you another two years to find a job."

Read also:

How much CEO pay vs. worker pay has grown

Report finds companies cutting back on executive perks

Like On Leadership? Follow us on Facebook and Twitter.

CHSP 2013 10-K   EN # 10

CHESAPEAKE LODGING TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2013	2012	2011
REVENUE			
Rooms	$ 316,434	$ 210,265	$ 128,730
Food and beverage	86,884	57,673	37,781
Other	16,859	10,338	5,680
Total revenue	420,177	278,276	172,191
EXPENSES			
Hotel operating expenses:			
Rooms	73,711	48,159	30,110
Food and beverage	65,090	41,678	27,682
Other direct	8,042	5,137	2,785
Indirect	138,120	90,868	55,550
Total hotel operating expenses	284,963	185,842	116,127
Depreciation and amortization	44,469	28,931	18,382
Air rights contract amortization	520	520	520
Corporate general and administrative	13,125	11,297	9,996
Hotel acquisition costs	4,222	2,994	5,081
Total operating expenses	347,299	229,584	150,106
Operating income	72,878	48,692	22,085
Interest income	247	199	145
Interest expense	(25,780)	(20,976)	(12,868)
Loss on early extinguishment of debt	(372)	—	(208)
Income before income taxes	46,973	27,915	9,154
Income tax expense	(1,655)	(738)	(118)
Net income	45,318	27,177	9,036
Preferred share dividends	(9,688)	(4,413)	—
Net income available to common shareholders	$ 35,630	$ 22,764	$ 9,036
Net income available per common share—basic and diluted	$ 0.75	$ 0.66	$ 0.30

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE LODGING TRUST

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,		
	2013	2012	2011
Net income	$ 45,318	$ 27,177	$ 9,036
Other comprehensive income (loss):			
Unrealized losses on cash flow hedge instruments	(109)	(682)	(1,601)
Reclassification of unrealized losses on cash flow hedge instruments to interest expense	871	983	471
Comprehensive income	$ 46,080	$ 27,478	$ 7,906

The accompanying notes are an integral part of these consolidated financial statements.

F-6